Plymouth Rock Technologies Announces New Board of Directors Member - Zara Kanji

Vancouver, B.C. - April 12, 2023 - Plymouth Rock Technologies Inc. (CSE: PRT) (OTC: PLRTF) (Frankfurt: 4XA WKN# A2N8RH) ("Plymouth Rock", "PRT", or the "Company"), a leader in developing unmanned aircraft system technologies, today announced the addition of Zara Kanji to its Board of Directors.  She will also Chair the Audit Committee for the Company.

Zara is the founder of Zara Kanji & Associates, CPA. (est. 2004) and is experienced in financial reporting and compliance for junior listed companies, including taxation, general accounting, financial reporting, and value-added advisory services. She has served as board director and Chief Financial Officer for several listed issuers, where she provided reporting and compliance services for financing and acquisitions.  Furthermore, Zara is a member of the Chartered Professional Accountants of British Columbia and Canada, as well as a member of Certified General Accountants Association since August 2003. She holds a Bachelor of Technology in Accounting (Honours) and a Diploma in Corporate Finance (Honours) from the British Columbia Institute of Technology.

"We are excited to have Zara join our Board of Directors for Plymouth Rock Technologies, as well as Chair the Company's Audit Committee," shared Phil Lancaster, President and Director.  "Zara brings with her a wealth experience within the Canadian start-up tech space, having worked with several public and private companies.  We look forward to her lending her expertise with our business as we grow within the UAS space."

In other news, Plymouth Rock's Board of Directors has accepted the resignation of Manning Elliot, LLP on July 26, 2022 and accepted Reliant CPA PC as its successor auditor. There were no reservations in Manning Elliot's audit reports for any financial period during which Manning Elliot was the Company's auditor. In addition, there are no "reportable events" (as the term is defined in National Instrument 51-102 - Continuous Disclosure Obligations) between the Company and Manning Elliot.  Therefore, in accordance with National Instrument 51-102, the Notice of Change of Auditor, together with the required letter from Reliant CPA PC on January 18, 2023 have been reviewed by the Company's Board of Directors and will be filed on SEDAR accordingly.

About Plymouth Rock Technologies Inc.

PRT designs and manufactures purpose-built multi-rotor UAS, utilizing Artificial Intelligence, cutting-edge sensors, and the latest dual-camera modules as standard, offering thermal capabilities alongside high-definition real-time air-to-ground streaming, with the ability to mount multiple, various sensors, modules, and payloads.

www.plyrotech.com

ON BEHALF OF THE BOARD OF DIRECTORS

Carl Cagliarini, CEO
info@plyrotech.com

Philip Lancaster, President
+1 (250) 863-3038

phil@plyrotech.com

Forward-Looking Statements

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, use of proceeds, corporate vision, proposed acquisitions, partnerships, joint-ventures and strategic alliances and co-operations, budgets, cost and plans and objectives of or involving the Company. Such forward-looking information reflects management's current beliefs and is based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "predicts", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. A number of known and unknown risks, uncertainties and other factors may cause the actual results or performance to materially differ from any future results or performance expressed or implied by the forward-looking information. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Company including, but not limited to, the impact of general economic conditions, industry conditions and dependence upon regulatory approvals. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities laws.